October 9, 2024

Graham Fleming
Chief Executive Officer
Finance of America Companies Inc.
5830 Granite Parkway, Suite 400
Plano, Texas 75024

       Re: Finance of America Companies Inc.
           Preliminary Information Statement on Schedule 14C
           Filed September 17, 2024
           File No. 001-40308
Dear Graham Fleming:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Arielle L. Katzman